Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2010	2009	2008	2007	2006
Income (loss) from continuing operations before income taxes	$551	$(418)	$694	$1,137	$1,092
Loss (income) related to equity method investees	18	66	(15)	(3)	(4)

	569	(352)	679	1,134	1,088
Add/(deduct):
Fixed charges	294	250	326	336	252
Interest capitalized	(18)	(32)	(55)	(49)	(32)
Distributed income of equity method investees	5	9	27	29	17
Pretax losses attributable to noncontrolling interests	0	11	24	1	0

Earnings (losses) attributable to Marriott available for fixed charges	$850	$(114)	$1,001	$1,451	$1,325

Fixed charges:
Interest expensed and capitalized (1)	$198	$150	$218	$233	$156
Estimate of interest within rent expense	96	100	108	103	96

Total fixed charges	$294	$250	$326	$336	$252

Ratio of earnings (losses) attributable to Marriott to fixed charges *	2.9	*	3.1	4.3	5.3

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
*	In 2009, earnings were inadequate to cover fixed charges by approximately $364 million.

Exhibit 12